UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For December 2016

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___

On December 23, 2016, Fuwei Films (Holdings) Co., Ltd., a company incorporated in the Cayman Islands (the “Company”) received a letter (the “Letter”) from The Nasdaq Stock Market ("NASDAQ") informing the Company that its bid price deficiency has been cured, and that the Company is in compliance with all applicable listing standards of NASDAQ and as a result, the scheduled hearing before the Hearings Panel at NASDAQ has been cancelled. The Letter further stated that the Company’s ordinary shares will continue to be listed and trade on The Nasdaq Capital Market.

On November 25, 2015, the Staff notified the Company that the bid price of its ordinary shares had closed at less than $1 per share over the previous 30 consecutive business days, and, as a result, did not comply with Listing Rule 5550(a)(2). Therefore, in accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until May 23, 2016, to regain compliance with the Listing Rule. On May 24, 2016, the Staff determined that the Company was eligible for an additional 180 days, or until November 21, 2016, to regain compliance.

In a Determination Letter dated November 22, 2016, the Staff notified the Company that it had not regained compliance with the NASDAQ listing rules and that its ordinary shares would be suspended from The Nasdaq Capital Market on December 1, 2016, unless the Company requested a hearing. On November 28, 2016, the Company requested an oral hearing before a Nasdaq Hearings Panel.

On December 6, 2016, the Company executed a reverse stock split of its ordinary shares and as of December 23, 2016, the bid price of the Company’s ordinary shares has closed above the $1.00 minimum requirement for over 10 consecutive trading days. As such, the Company now meets all continued listing standards for The Nasdaq Capital Market. Therefore, the Staff recommended that the bid price deficiency be considered moot and that the Company be removed from the hearings process.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Zengyong Wang
Name: Zengyong Wang
Title: Chairman, Chief Executive Officer

Dated: December 27, 2016